Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2022 Second Quarter Results

•	Second quarter operating income of $391.0 million compared to $470.9 million in the same quarter prior year
•	Second quarter net income of $276.8 million compared to $411.8 million in Q2 2021, while adjusted net income[1] of $241.1 million increased 76% compared to $137.2 million in Q2 2021
•	Second quarter diluted earnings per share (diluted “EPS”) of $3.00 compared to $4.32 in Q2 2021, while adjusted diluted EPS[1] of $2.61 increased 81% compared to $1.44 in Q1 2022

Montreal, Quebec, July 28, 2022 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the second quarter ended June 30, 2022. All amounts are shown in U.S. dollars.

“TFI International produced exceptionally strong results despite volatile macro conditions, with strong across-the-board performance and robust free cash flow that demonstrates the strength of our operating principles, a wealth of internal levers to drive efficiencies, and the growing diversity of our end markets,” said Alain Bédard, Chairman, President and Chief Executive Officer.  “Our adjusted net income grew 76% over the year-ago quarter and our free cash flow expanded another 16% above already strong levels.  In addition to double-digit top line growth generated by LTL, TL and Logistics, our operating ratios were remarkably strong, including 69% for Canadian LTL, underscoring the untapped potential across much of our network.  Strategically, in addition to several attractive bolt-on acquisitions, we sold an underutilized terminal in Southern California acquired from UPS with no need to leaseback capacity.  We also continued to repurchase shares given the attractive value we see in our own stock, and this week received Board approval to further expand our buyback authorization.  As always, our balance sheet remains a pillar of our strength as we continue to seek attractive growth opportunities while returning capital to shareholders whenever possible in our drive to create long-term value.”

Financial highlights	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share data)	2022	2021*	2022	2021*
Total revenue	2,422.3	1,836.7	4,613.8	2,985.5
Revenue before fuel surcharge	1,989.5	1,651.0	3,883.3	2,710.1
Adjusted EBITDA[1]	441.9	285.4	771.9	461.6
Operating income	391.0	470.9	610.7	572.7
Net cash from operating activities	247.8	298.7	385.5	453.9
Net income	276.8	411.8	424.5	478.7
EPS - diluted ($)	3.00	4.32	4.56	5.01
Adjusted net income[1]	241.1	137.2	398.7	210.9
Adjusted EPS - diluted[1] ($)	2.61	1.44	4.28	2.21
Weighted average number of shares ('000s)	90,647	93,192	91,304	93,287
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

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Earnings Press Release

SECOND QUARTER RESULTS

Total revenue of $2.42 billion was up 32% and, net of fuel surcharge, revenue of $1.99 billion was up 21% compared to the prior year period.

Operating income of $391.0 million compared to $470.9 million the prior year period, which included a bargain purchase gain of $283. 6 million. Excluding the impact from the bargain purchase gain the increase was driven by business acquisitions and organic growth across the company.

Net income of $276.8 million compared to $411.8 million in the prior year period, which included a bargain purchase gain of $283.6 million, and net income of $3.00 per diluted share compared to $4.32 in the prior year period.  Adjusted net income, a non-IFRS measure, was $241.1 million, or $2.61 per diluted share, up 76% from $137.2 million, or $1.44 per diluted share, the prior year period.

For the Package and Courier segment, revenue before fuel surcharge decreased 14% to $125.1 million and operating income increased 25% to $36.8 million.

For the Less-Than-Truckload segment, revenue before fuel surcharge increased 39% to $870.2 million and operating income decreased 47% to $187.3 million. The decrease includes a bargain purchase gain of $271.6 million included in the prior year period and an offset gain on the sale of property of $54.6 million in the second quarter of 2022.

For the Truckload segment, revenue before fuel surcharge increased 16% to $556.9 million and operating income increased 103% to $127.4 million, including a $22.9 million gain ($5.6 million gain in the prior year period) on the sale of rolling stock and equipment.

For the Logistics segment, revenue before fuel surcharge increased 12% to $453.7 million and operating income decreased 11% to $42.4 million, as the prior year period includes a $12.0 million bargain purchase gain.

SIX-MONTH RESULTS

For the first six months of 2022, total revenue of $4.61 billion was up 55% and, net of fuel surcharge, revenue of $3.88 billion was up 43% compared to the prior year period.

Net income was $424.5 million, or $4.56 per diluted share, compared to $478.7 million, or $5.01 per diluted share a year ago, which included a $283.6 million bargain purchase gain. Adjusted net income was $398.7 million compared to $210.9 million, an 89% increase.

During the first half of 2022, revenue grew 125% for Less-Than-Truckload, 18% for Truckload, 13% for Logistics and declined 10% for Package and Courier. Operating income was higher across all segments in Q2 in comparison to the prior year , after the impacts from the bargain purchase gain recognized in 2021 have been excluded.

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Earnings Press Release

SEGMENTED RESULTS
(in millions of U.S. dollars)	Three months ended June 30				Six months ended June 30
	2022		2021*		2022		2021*
	$		$		$		$
Revenue[1]
Package and Courier	125.1		145.2		249.7		276.8
Less-Than-Truckload	870.2		625.3		1,705.6		756.9
Truckload	556.9		481.5		1,072.8		906.1
Logistics	453.7		406.9		889.1		785.3
Eliminations	(16.4)		(8.0)		(33.8)		(14.9)
	1,989.5		1,651.0		3,883.3		2,710.1
	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Package and Courier	36.8	29.4%	29.5	20.3%	62.9	25.2%	47.9	17.3%
Less-Than-Truckload	187.3	21.5%	351.3	56.2%	282.1	16.5%	373.4	49.3%
Truckload	127.4	22.9%	62.6	13.0%	198.4	18.5%	112.6	12.4%
Logistics	42.4	9.3%	47.6	11.7%	77.3	8.7%	76.6	9.8%
Corporate	(2.9)		(20.1)		(9.9)		(37.9)
	391.0	19.7%	470.9	28.5%	610.7	15.7%	572.7	21.1%
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge.

CASH FLOW

Net cash from operating activities was $247.8 million during Q2 compared to $298.7 million the prior year period. The decrease was due to working capital requirements primarily related to increased revenue of $131.8 million offset by increased contributions from net income. The Company returned $235.9 million to shareholders during the quarter, of which $24.2 million was through dividends and $211.7 million was through share repurchases.

Net cash used for capital expenditures decreased by $92.5 million as compared to Q2 2021. The decrease is due to proceeds recognized on the sale of excess property of $91.9 million.

On June 15, 2022, the Board of Directors of TFI International declared a quarterly dividend of $0.27 per outstanding common share paid on July 15, 2022, representing a 17% increase over the $0.23 quarterly dividend declared in Q2 2021.

PROPOSED AMENDMENT TO NORMAL COURSE ISSUER BID

TFI International also announces that it will apply to the Toronto Stock Exchange for approval of an amendment to TFI International’s normal course issuer bid (“NCIB”). If the amendment is approved by the TSX, TFI International will be entitled to repurchase for cancellation up to 8,798,283 common shares until the expiry of the NCIB on November 1, 2022, representing 10% of TFI International’s “public float” of 87,982,839 common shares as of October 22, 2021. The current maximum under the NCIB is 7,000,000 common shares. All other terms and conditions of the NCIB will remain the same.

As of June 30, 2022, TFI International had repurchased a total of 4,365,041 shares pursuant to its NCIB at a weighted average price of CDN $114.63 per share. As at June 30, 2022, there were 89,094,521 common shares of TFI International issued and outstanding.

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Earnings Press Release

If the TSX approves the amendment to the NCIB, TFI International will amend its previously-announced automatic share purchase plan entered into with RBC Dominion Securities Inc., acting as TFI International’s agent for the NCIB, in order to reflect the increase in the maximum number of shares that TFI International may repurchase under the NCIB. Under the automatic share purchase plan, RBC Dominion Securities Inc may acquire, at its discretion, shares on TFI International’s behalf during its “black-out” periods, as permitted by the TSX  Company Manual and the Securities Act (Québec), subject to certain parameters as to price and number of shares.

CONFERENCE CALL

TFI International will host a conference call on July 29, 2022, at 8:30 a.m. Eastern Time to discuss these results.

Interested parties can join the call by dialing 877-704-4453. A recording of the call will be available until midnight, August 12, 2022, by dialing 844-512-2921 or 412-317-6671 and entering passcode 13730125.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions.

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Earnings Press Release

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2022 Q2 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars)	2022	2021*	2022	2021*
Net income	276.8	411.8	424.5	478.7
Net finance costs	21.5	16.6	41.7	31.0
Income tax expense	92.6	42.5	144.5	63.0
Depreciation of property and equipment	66.4	56.2	130.8	97.4
Depreciation of right-of-use assets	31.3	28.2	62.8	51.0
Amortization of intangible assets	14.1	13.7	28.4	28.0
Bargain purchase gain	-	(283.6)	-	(283.6)
Gain on sale of land and buildings and assets held for sale	(60.9)	0.0	(60.9)	(3.9)
Adjusted EBITDA	441.9	285.4	771.9	461.6
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination
Note: due to rounding, totals may differ slightly from the sum.

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Earnings Press Release

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars, except per share data)	2022	2021*	2022	2021*
Net income for the period	276.8	411.8	424.5	478.7
Amortization of intangible assets related to business acquisitions	13.0	12.8	26.1	26.1
Net change in fair value and accretion expense of contingent considerations	0.1	(0.1)	0.0	0.2
Net foreign exchange loss (gain)	(0.1)	(0.7)	0.2	(0.7)
Bargain purchase gain	-	(283.6)	-	(283.6)
(Gain) loss on sale of land and buildings and assets held for sale	(60.9)	0.1	(60.9)	(3.7)
Tax impact of adjustments	12.2	(3.1)	8.8	(6.0)
Adjusted net income	241.1	137.2	398.7	210.9
Adjusted earnings per share - basic	2.66	1.47	4.37	2.26
Adjusted earnings per share - diluted	2.61	1.44	4.28	2.21
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination
Note: due to rounding, totals may differ slightly from the sum.

Note to readers:	Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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